Exhibit 11.1

Cornell Corrections, Inc.

Statement Re:  Computation of Per Share Earnings

(in thousands except per share amounts)

	Three Months Ended March 31,
	2003		2002
	Basic	Diluted	Basic	Diluted

Net Earnings (loss)	$1,957	$1,957	$(330)	$(330)

Shares used in computing net earnings per share:
Weighted average common shares and common share equivalents	14,240	14,240	14,062	14,062

Less treasury shares	(1,456)	(1,456)	(1,110)	(1,110)

Effect of shares issuable under stock options and warrants based on the treasury stock method	—	156	—	0

	12,784	12,940	12,952	12,952

Net earnings (loss) per share	$0.15	$0.15	$(0.03)	$(0.03)